UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date	May 21, 2009	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Title: Company Secretary

THIS SUPPLEMENTAL CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

If you are in any doubt as to any aspect of this Supplemental Circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this Supplemental Circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this supplemental circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Supplemental Circular.

(A joint stock limited company incorporated in the PRC with limited liability)
(Stock code: 670)

SUPPLEMENTAL CIRCULAR
TO THE CIRCULAR DATED 28 APRIL 2009
RELATING TO
NEW RESOLUTION TO BE APPROVED
AT THE ANNUAL GENERAL MEETING ON 13 JUNE 2009
–
PROPOSED EXPANSION OF SCOPE OF BUSINESS
PROPOSED ADDITIONAL AMENDMENTS TO THE ARTICLES
OF ASSOCIATION

This Supplemental Circular should be read together with the circular of the Company dated 28 April 2009 (the “Circular”). The notice of annual general meeting of the Company to be held at 9:30 a.m. on 13 June 2009 (the “AGM”) is set out on page 6 of the Circular (the “Notice of AGM”).

Whether or not you intend to attend the AGM, you are requested to complete and return the new proxy form in accordance with the instructions thereon and return it to Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time appointed for holding the AGM or any adjournment thereof.

Completion and return of the new proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting should you so wish.

21 May 2009

CONTENTS

Page

DEFINITIONS		i

LETTER FROM THE BOARD

1.	Introduction	2

2.	New Resolution to be approved at the AGM	2

3.	New Proxy Form	3

DEFINITIONS

In this Supplemental Circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange;

“AGM”	means the 2008 annual general meeting of the Company;

“Articles of Association”	means the articles of association of the Company;

“Board”	means the board of Directors;

“CEA Holding”
means中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding approximately 59.67% of its issued share capital as at the date of this Supplemental Circular;

“Circular”	means the circular of the Company dated 28 April 2009 relating to the AGM;

“Closing Time”	means 24 hours before the time appointed for holding the AGM or any adjournment thereof;

“Company”
means中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Directors”	means the directors of the Company;

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC;

“H Shares”
means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Stock Exchange;

i

DEFINITIONS

“Notice of AGM”	means the notice of AGM as set out on page 6 of the Circular;

“PRC”	means the People’s Republic of China;

“RMB”	means Renminbi, the lawful currency of the PRC;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“Supplemental Circular”	means this supplemental circular of the Company dated 21 May 2009.

ii

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the PRC with limited liability)
(Stock code: 670)

Directors: Liu Shaoyong (Chairman) Li Jun (Vice Chairman) Ma Xulun (President) Luo Chaogeng Luo Zhuping (Company Secretary)	Legal address: 66 Airport Street Pudong International Airport Shanghai PRC

Independent non-executive Directors: Hu Honggao Peter Lok Wu Baiwang Zhou Ruijin Xie Rong	Head office: 2550 Hongqiao Road Shanghai PRC

Principal place of business in Hong Kong: 5th Floor, McDonald’s Building 48 Yee Wo Street Hong Kong

Hong Kong share registrar and transfer office: Hong Kong Registrars Limited Rooms 1712-1716, 17th Floor Hopewell Centre 183 Wanchai Queen’s Road East Hong Kong 21 May 2009

To the shareholders of the Company

Dear Sir or Madam,

SUPPLEMENTAL CIRCULAR
TO THE CIRCULAR DATED 28 APRIL 2009
RELATING TO
NEW RESOLUTION TO BE APPROVED
AT THE ANNUAL GENERAL MEETING ON 13 JUNE 2009
–
PROPOSED EXPANSION OF SCOPE OF BUSINESS
PROPOSED ADDITIONAL AMENDMENTS TO THE ARTICLES OF ASSOCIATION

LETTER FROM THE BOARD

1.           INTRODUCTION

This Supplemental Circular should be read together with the Circular which contains, inter alia, information to be dealt with at the AGM and information in relation to the proposed amendments to the existing Articles of Association. The purpose of this Supplemental Circular is to give you further information relating to the new resolution to be proposed at the AGM including the proposed expansion of scope of business and the consequential amendments to the Articles of Association. Save for the inclusion of the new resolution as set out in this Supplemental Circular, all information and contents set out in the Circular and the Notice of AGM remain unchanged.

2.           NEW RESOLUTION TO BE APPROVED AT THE AGM

Proposed expansion of scope of business

Subsequent to the despatch of the Circular, the Company has received from CEA Holding, the controlling shareholder of the Company, notice of their intention to propose a resolution for the consideration and approval at the AGM. In order to develop the business of the Company, CEA Holding proposed to expand the scope of business of the Company to include the “insurance agency services” and to amend the Articles of Association accordingly.

Consequential amendments to the Articles of Association:

The second paragraph of Article 13 of the Articles of Association, originally reads:

“The scope of business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation, and other lawful businesses that can be carried on by a joint stock limited company formed under the Company Law.”

It shall be amended as:

“The scope of business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines; and other business related to air transportation; insurance agency services, and other lawful businesses that can be carried on by a joint stock limited company formed under the Company Law.”

LETTER FROM THE BOARD

The proposed amendments to the Articles of Association as a result of the change of the scope of business of the Company will be conditional upon and with effect from approval of the respective resolution at the AGM.

New resolution to be included in the Notice of AGM

As a result of the above, the following resolution will be included in the Notice of AGM as newly added resolution numbered 10 for approval by the shareholders of the Company by way of special resolution at the AGM.

“10.
THAT, the proposed expansion of the scope of business of the Company by including “insurance agency services” and the consequential amendments to the Articles of Association as set out in the Supplemental Circular be and are hereby approved, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to deal with on behalf of the Company the relevant application, approval, endorsement, registration, filing procedures and other related issues arising from proposed expansion of the scope of business of the Company and/or the consequential amendments of the Articles of Association; and the Directors be and are hereby authorized and empowered to make further amendments to the Articles of Association in order to fulfill or accommodate any request that may be raised or made by the relevant authorities during the approval, endorsement and/or registration of expansion of the scope of business of the Company and/or the consequential amendments of the Articles of Association.”

3.           NEW PROXY FORM

Since the proxy form for the AGM (the “Old Proxy Form”) sent together with the Circular does not contain the newly added resolution numbered 10 to be approved at the AGM, a new proxy form for the AGM (the “New Proxy Form”) has been prepared and is enclosed with this Supplemental Circular.

You are requested to complete and return the New Proxy Form in accordance with the instructions printed thereon to Hong Kong Registrars Limited (with address shown on the cover page of this Supplemental Circular) as soon as possible and in any event not later than the Closing Time.

A shareholder who has not yet lodged the Old Proxy Form with the Company’s registrar is requested to lodge the New Proxy Form if he or she wishes to appoint proxies to attend the AGM on his or her behalf. In this case, the Old Proxy Form should not be lodged with the Company’s registrar.

LETTER FROM THE BOARD

A shareholder who has already lodged the Old Proxy Form with the Company’s registrar should note that:

(i)
If no New Proxy Form is lodged with the Company’s registrar, the Old Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the AGM other than those referred to in the Notice of AGM and the Old Proxy Form, including the newly added resolution as set out in this Supplemental Circular.

(ii)
If the New Proxy Form is lodged with the Company’s registrar before the Closing Time, the New Proxy Form will revoke and supersede the Old Proxy Form previously lodged by him or her. The New Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(iii)
If the New Proxy Form is lodged with the Company’s registrar after the Closing Time, the New Proxy Form will be invalid. However, it will revoke the Old Proxy Form previously lodged by the shareholder, and any vote that may be cast by the purported proxy (whether appointed under the Old Proxy Form or the New Proxy Form) will not be counted in any poll which may be taken on a proposed resolution. Accordingly, shareholders are advised not to lodge the New Proxy Form after the Closing Time. If such shareholders wish to vote at the AGM, they will have to attend in person and vote at the AGM themselves. Shareholders are reminded that completion and delivery of the Old Proxy Form and/or the New Proxy Form will not preclude shareholders from attending and voting in person at the AGM or at any adjourned meeting should they so wish.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

New Proxy Form for the 2008 Annual General Meeting

I/We _____________________________________________________________________(Note 1),“A”/“H” Shares shareholder account number (if applicable): _______________________________,address: __________________________________________________________________(Note 1),hold __________________________________________ “A”/“H” Shares (Note 2) of China Eastern Airlines Corporation Limited (the “Company”) and hereby appoint the chairman of the annual general meeting or Mr./Ms. _________________________________________________ of
address: __________________________________________________________________(Note 3), to represent me/us to attend the annual general meeting to be held at Meeting Centre, Shanghai International Airport Hotel （上海國際機場賓館）, 2550 Hongqiao Road, Shanghai, the People’s Republic of China (“PRC”), at 9:30 a.m. on Saturday, 13 June 2009 and any adjournment thereof (the “Annual General Meeting”) and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s notice of the Annual General Meeting (the “Notice”), the circular of the Company dated 28 April 2009 (the “Circular”) and the supplemental circular of the Company dated 21 May 2009 (the “Supplemental Circular”). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.
Note:
Shareholders should read the contents of the relevant resolutions contained in the Notice, the Circular and the Supplemental Circular carefully before exercising your vote on the below resolutions. Capitalized terms defined herein should have the same meaning as ascribed to them in the Notice, the Circular and the Supplemental Circular.

ORDINARY RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
1. “THAT, to consider and approve the report of the Board for the year 2008.”
2. “THAT, to consider and approve the report of the supervisory committee of the Company for the year 2008.”

ORDINARY RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
3. “THAT, to consider and approve the audited financial statements and the auditors’ reports for the year 2008.”
4. “THAT, to consider and approve the Company’s profit distribution proposal for the year 2008.”
5. “THAT, to consider and approve the re-appointments of (PricewaterhouseCoopers, Zhong Tian CPAs Limited Company) as the Company’s PRC domestic auditors for the financial year ending 31 December 2009 and PricewaterhouseCoopers, Certified Public Accountants as the Company’s international auditors for the financial year ending 31 December 2009, and to authorise the Board to determine and finalise their remuneration.”

6. “THAT, to consider and approve, the resignation of Mr. Peter Lok as the independent non-executive director of the Company.”
7. “THAT, to consider and approve, the appointment of Mr. Sandy Ke-Yaw Liu劉克涯先生as the independent non-executive director of the Company.”

SPECIAL RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
8. “THAT, the proposed amendments to the Articles of Association as set out in Appendix I of the Circular be and are hereby approved, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to deal with on behalf of the Company the relevant application, approval, endorsement, registration, filing procedures and other related issues arising from the amendments of the Articles of Association; and the Directors be and are hereby authorized and empowered to make further amendments to the Articles of Association in order to fulfill or accommodate any request that may be raised or made by the relevant authorities during the approval, endorsement and/or registration of the amendments of the Articles of Association.”

9. “THAT, to consider and to authorise the granting of a general mandate to the Board to issue shares of the Company:

(a) the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with domestic shares (“Domestic Shares”) and overseas listed foreign shares (“Foreign Shares”) of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

(i) such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

SPECIAL RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
(ii) the number of the Domestic Shares and Foreign Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of each of its existing Domestic Shares and Foreign Shares; and

(iii) the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Listing Rules (as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the CSRC and/or other relevant PRC government authorities are obtained.

(b) for the purposes of this special resolution:

“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i) the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or

(ii) the expiration of the 12-month period following the passing of this special resolution; or

(iii) the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

SPECIAL RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
(c) contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of share authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete an formality required to effect the separately or concurrently issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

10. “THAT, the proposed expansion of the scope of business of the Company by including “insurance agency services” and the consequential amendments to the Articles of Association as set out in the Supplemental Circular be and are hereby approved, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to deal with on behalf of the Company the relevant application, approval, endorsement, registration, filing procedures and other related issues arising from proposed expansion of the scope of business of the Company and/or the consequential amendments of the Articles of Association; and the Directors be and are hereby authorized and empowered to make further amendments to the Articles of Association in order to fulfill or accommodate any request that may be raised or made by the relevant authorities during the approval, endorsement and/or registration of expansion of the scope of business of the Company and/or the consequential amendments of the Articles of Association.”

Signature(s): ________________________________(Note 5)                                                                                                                                Date: _______________________

Notes:

1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).

2.
Please delete as appropriate and fill in the number of shares registered in your name(s). If such number is not provided, this new proxy form will be deemed to relate to all the shares registered in your name(s).

3.
If you wish to appoint someone other than the chairman of the Annual General Meeting, please delete the words “the chairman of the annual general meeting or” and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company’s shareholder(s). Any changes on this new proxy form must be duly authenticated by the signature of the signer of this new proxy form.

4.
IMPORTANT: If you would like to vote for the resolution, please put a tick (“✓”) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a cross (“X”) in the box marked “Disagree”. If you would like to abstain from voting the resolution, please put a tick (“✓”) in the box marked “Abstain”. In the absence of any instruction, the proxy may vote at his/her discretion.

5.
This new proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, this new proxy form must bear the company chop of that company or institution.

6.
This new proxy form must be duly signed by the appointer or his attorney. If this new proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of A Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the Annual General Meeting in order for such documents to be considered valid. For holders of H Shares, the aforementioned documents must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same time in order for such documents to be considered valid.

7.
IMPORTANT: If you have not yet lodged the old proxy form which was sent to you together with the circular of the Company dated 28 April 2009 (the “Old Proxy Form”) with the Company’s registrar, you are requested to lodge this new proxy form if you wish to appoint proxies to attend the Annual General Meeting on your behalf. In this case, the Old Proxy Form should not be lodged with the Company’s registrar.

8.	IMPORTANT: If you have already lodged the Old Proxy Form with the Company’s registrar, you should note that:

(i)
If this new proxy form is not lodged with the Company’s registrar, the Old Proxy Form will be treated as a valid proxy form lodged by you if correctly completed. The proxy so appointed by you will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the Annual General Meeting other than those referred to in the Notice and the Old Proxy Form, including the newly added resolution as set out in the Supplemental Circular.

(ii)
If you have lodged this new proxy form with the Company’s registrar before the Closing Time as mentioned in point 6 above, this new proxy form will revoke and supersede the Old Proxy Form previously lodged by you. This new proxy form will be treated as a valid proxy form lodged by you if correctly completed.

(iii)
If this new proxy form is lodged with the Company’s registrar after the Closing Time as mentioned in point 6 above, this new proxy form will be invalid. However, it will revoke the Old Proxy Form previously lodged by you, and any vote that may be cast by the purported proxy (whether appointed under the Old Proxy Form or this new proxy form) will not be counted in any poll which may be taken on a proposed resolution. Accordingly, you are advised not to lodge this new proxy form after the Closing Time as mentioned in point 6 above. If you wish to vote at the Annual General Meeting, you will have to attend in person and vote at the Annual General Meeting. You are reminded that completion and delivery of the Old Proxy Form and/or this new proxy form will not preclude you from attending and voting in person at the Annual General Meeting or at any adjourned meeting should you so wish.

9.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.

10.	If a proxy attends the Annual General Meeting, appropriate identification documents must be produced.

11.	The Company reserves the right to treat any proxy form which has been incorrectly completed in some manner which (at its absolute discretion) is not material as being valid.